April 17, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Infoblox Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the underwriters (the “Representative”), hereby join in the request of Infoblox Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-178925) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4:00 p.m. Eastern Time, on April 19, 2012, or as soon thereafter as practicable. The undersigned, as Representative of the underwriters, confirms that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated April 9, 2012, was distributed by the underwriters approximately as follows from April 9, 2012 through the date hereof:

Copies to underwriters	1,209
Copies to dealers	16
Copies to institutional investors	4,731
Copies to others/retail	2,258
Total	8,214

The undersigned, as Representative of the underwriters, hereby represents on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours, Morgan Stanley & Co. LLC Goldman, Sachs & Co. UBS Securities LLC Pacific Crest Securities LLC JMP Securities LLC Stephens Inc.

By: Morgan Stanley & Co. LLC As representative of the several underwriters

By:	/s/ Cynthia Gaylor
Name:	Cynthia Gaylor
Title:	Managing Director

Acceleration Request Signature Page